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                            October 25, 2022

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
30, 2022
                                                            CIK No. 0001948697

       Dear Chong Jiexiang Aloysius:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted on Form F-1 Filed September 30,
2022

       Prospectus Summary, page 7

   1.                                                   Please concisely
summarize your operations, products, and services in the Overview section. Please refer
to Item 3 of Form F-1 and Item 503 of Regulation S-K.
   2. Please disclose in the Overview section your revenues, net income (loss), and total indebtedness for the
year ended December 31, 2021 and six months ended June 30, 2022.
   3. We note your statement that you are one of the market leaders in Singapore. Please revise to state your position
in the market as compared to your competitors and disclose the metric you use to
measure your market position, and number of competitors in this space.
 Chong Jiexiang Aloysius
Simpple Ltd.
October 25, 2022
Page 2
         Additionally, we note your statement that "[w]e service 20 out of the 39 Singapore top-tier facilities management contractors as of the date of this prospectus." Please explain what you mean by "top-tier" and if applicable how that contributes to your status as a market leader.
4. We note that "[i]n the first quarter of 2022, you were awarded a development project by the Singapore Government and went on to build the next-generation platform that can automate workflows within a facility. This development project was supported by the
         Singapore Government and four key partners, amongst which are the largest private property developers in Singapore." Please disclose whether your received capital directly from the government and/or any of the four key partners to develop the platform.
5. We note your statement that you "recently signed a memorandum of understanding with a
         large IoT manufacturer, enabling us to build our partner   s software
analytics platform
         based on SIMPPLE Software. This will greatly accelerate SIMPPLE   s
penetration into
         various facilities." Please describe the scope of the memorandum of understanding, summarize the material terms, quantify the anticipated revenues and costs associated with this agreement and explain how it will accelerate your penetration into various facilities.
Our Industry, page 8

6. We note you disclose statistics about the current size of, and projected growth in, the global facilities management market. As you do not appear to operate globally, please balance this information by emphasizing similar information for the markets in which you actually operate. Please also address your current ability to compete globally and, in an appropriate part of the prospectus, please discuss your plans to grow globally, including resources you will and challenges you must overcome.
"We depend on a limited number of manufacturers ... ", page 20

7. We note that you are dependent on a limited number of suppliers for various components used in your products and may have sole source suppliers, for example the Gaussian
         Robots are manufactured by Shaghai Gaoxian. Please disclose, and if possible quantify, any disruptions you have experienced due to such reliance. Where appropriate, update your risks that are characterized as potential risks if recent supply chain disruptions have impacted your operations.
Risk Factors
"There is no assurance that our existing agreements with our customers will be renewed", page
20
FirstName LastNameChong Jiexiang Aloysius
8. If true, please revise to state, as you do on page 67, that you are not aware of any
Comapany    NameSimpple
       information          Ltd.
                     or arrangement   which would lead to a cessation or
termination of your current
Octoberrelationship  with2any of your major customers.
         25, 2022 Page
FirstName LastName
 Chong Jiexiang Aloysius
FirstName LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany
October 25,NameSimpple
            2022        Ltd.
October
Page 3 25, 2022 Page 3
FirstName LastName
"We are subject to risks associated with debt financing.", page 22

9. Please expand your risk factor to specifically identify the impact of rate increases on your operations and how your business has been affected, if applicable. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.
"Many of the economies in Asia, including Singapore, are experiencing substantial inflationary pressures ... ", page 27

10. We note your disclosure regarding inflation. In an appropriate place in your prospectus, please revise to clarify the resulting impact of inflationary pressures to the company and update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Use of Proceeds, page 37

11. We note that you intend to use approximately $4 million for scaling up sales and marketing into overseas markets, as well as potential acquisitions and strategic investments. With respect to the potential acquisitions and strategic investments, if you are directly acquiring assets, please briefly describe the assets and their costs. If you are financing acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Please refer to Part I,
Item 4 of Form F-1
         and Part I, Items 3.C.2. and 3. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results of Our Group's Operations, page 41

12. We note your statements that "[m]oreover, the facility management systems industry in
         Singapore is relatively small and has barely reached its full capacity with potential demand expected to remain high" and "[a]part from us, there are numerous robot equipment suppliers here in Singapore and the region, making the competition in the industry high." Please reconcile such statements.
13. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.
         Trends or uncertainties may include the impact of inflation on cost of sales, gross profit, inventory and taxes.
Results of Operations
Interest Expense, page 46

14. We note you attribute the increase in interest expense on borrowings, from fiscal years
         2020 to 2021, to increases in bank borrowings; however, your disclosure on page 50 indicates that you reduced your bank borrowings year to year. Please revise your
 Chong Jiexiang Aloysius
FirstName LastNameChong Jiexiang Aloysius
Simpple Ltd.
Comapany
October 25,NameSimpple
            2022        Ltd.
October
Page 4 25, 2022 Page 4
FirstName LastName
         explanation to explain why interest expense increased while the year end balances declined.
Working Capital, page 47

15. We note your disclosure that you believe that you have sufficient working capital for your requirements for at least the next 12 months; however, on page F-8, you state your deficit as of December 31, 2021, raises substantial doubt about your ability to continue as a going concern. Please revise your disclosure, here and elsewhere, for consistency and note that there is substantial doubt regarding your ability to continue as a going concern. Also provide related risk factor disclosure.
COVID-19 Impact, page 51

16. Please discuss the actual impact of COVID-19 on your business. For example, we note your risk factor on page 20 notes that one of your main products, Gaussian Robots, are manufactured by Shanghai Gaoxian, a third-party manufacturer based in China, which was materially impacted as a result of COVID-19. Please quantify such impact. For further guidance, please refer to CF Disclosure Guidance Topics 9 and 9A, which are available on our website.
Develop Strategic Partnerships, page 59

17. Please define the term "innovation grant," as you use it in this section. In addition, please clarify the ownership of any intellectual property developed though the various partnerships and collaborations that you discuss and clarify whether they are material to your business.
Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 60

18. We note the Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian.
         Please file this agreement as an exhibit or tell us why you are not required to do so.
         Please refer to Part II Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. Please
         provide additional detail regarding this agreement, including what products are subject to this agreement, the portion of your revenues that are derived from the activities associated with this agreement and disclose the certain financial and sale milestones that you are required to achieve for automatic renewal. Please also disclose whether you believe you will achieve automatic renewal at the end of the first three-year term. Describe the
         "certain enumerated rights" over the sales team and sales strategy if you do not achieve such milestones. Finally, we note that "[t]he distribution rights and partnership shall be extended until such time that Shanghai Gaoxian acquires Gaussian Robotics" and "the
         Distribution Agreement does not provide Gaussian Robotics with exclusive rights to any of these additional territories." Please provide additional detail on Shanghai Gaoxian's ability to acquire Gaussian Robotics, including any negotiated or discussed terms and timeframes. Please describe what such an acquisition would mean for you and your
 Chong Jiexiang Aloysius
Simpple Ltd.
October 25, 2022
Page 5
      shareholders and revise your risk factor disclosure accordingly. Licenses, page 68

19. Please clarify whether you are currently required to hold any licenses to operate your business. In addition, please clarify, if true, that by your use of the term "license" you mean approval or permission from governmental authority.
Government Regulations, page 69

20. For each of the laws and regulations that you identify, please briefly explain how it materially affects your operations (e.g., explain how your activities implicate the
      Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act
      1992 of Singapore).
Management
Board of Directors, page 73

21. Please describe the extent and nature of the role of the board of directors in overseeing
      cybersecurity risks, including in connection with the company   s supply
      chain/suppliers/service providers.
Related Party Transactions, page 79

22. Please revise to describe the customer contracts with the company associated with Mr.
      POO Chong Hee or tell us why you are not required to do so. Please refer to Part I, Item 4 of Form F-1 and Part I, Item 7.B. of Form 20-F.
Noted to Consolidated Financial Statements
15 Subsequent Events, page F-22

23.   We note your disclosure,    new funds raised post year end.    Please
expand on this to
      explain fully what you intended to communicate.
       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameChong Jiexiang Aloysius
                                                              Division of
Corporation Finance
Comapany NameSimpple Ltd.
                                                              Office of Trade &
Services
October 25, 2022 Page 5
cc:       Lawrence S. Venick
FirstName LastName